UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CEDAR SHOPPING CENTERS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.06 PER SHARE

(Title of Class of Securities)

150602209

(CUSIP Number)

Roberta S. Matlin

President

Inland Investment Advisors, Inc.

2901 Butterfield Road

Oak Brook, Illinois 60523

(630 218-8000)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 13, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 150602209

1.	Names of Reporting Persons Inland American Real Estate Trust, Inc. (I.R.S. Employer Identification No. 34-2019608)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Maryland Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,334,638(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,334,638(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,334,638(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.80%(2)

14.	Type of Reporting Person (See Instructions) CO

(1)  The number of shares reported as beneficially owned is as of February 13, 2008.

(2)  The percentage is calculated based on a total of 44,230,766 of the Issuer’s shares of common stock, par value $0.06 per share, outstanding as of November 2, 2007, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 7, 2007.

CUSIP No. 150602209

1.	Names of Reporting Persons Inland American Advisors, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,334,638(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,334,638(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,334,638(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.80%(2)

14.	Type of Reporting Person (See Instructions) IA, CO

(1)  The number of shares reported as beneficially owned is as of February 13, 2008.  Includes shares beneficially owned by Inland Investment Advisors, Inc. through its management of the discretionary accounts of its clients.

(2)  The percentage is calculated based on a total of 44,230,766 of the Issuer’s shares of common stock, par value $0.06 per share, outstanding as of November 2, 2007, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 7, 2007.

CUSIP No. 150602209

1.	Names of Reporting Persons Inland Real Estate Investment Corporation (I.R.S. Employer Identification No. 36-3337999)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,334,638(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,334,638(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,334,638(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.80%(2)

14.	Type of Reporting Person (See Instructions) HC, CO

(1)  The number of shares reported as beneficially owned is as of February 13, 2008.  Includes shares beneficially owned by Inland Investment Advisors, Inc., a wholly-owned subsidiary of Inland Real Estate Investment Corp., through its management of the discretionary accounts of its clients.

(2)  The percentage is calculated based on a total of 44,230,766 of the Issuer’s shares of common stock, par value $0.06 per share, outstanding as of November 2, 2007, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 7, 2007.

CUSIP No. 150602209

1.	Names of Reporting Persons The Inland Group, Inc. (I.R.S. Employer Identification No. 36-3189393)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,334,638(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,334,638(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,334,638(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.80%(2)

14.	Type of Reporting Person (See Instructions) HC, CO

(1)  The number of shares reported as beneficially owned is as of February 13, 2008.  Includes shares beneficially owned by Inland Investment Advisors, Inc., an indirect wholly-owned subsidiary of The Inland Group, Inc., through its management of the discretionary accounts of its clients.

(2)  The percentage is calculated based on a total of 44,230,766 of the Issuer’s shares of common stock, par value $0.06 per share, outstanding as of November 2, 2007, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 7, 2007.

CUSIP No. 150602209

1.	Names of Reporting Persons Daniel L. Goodwin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,334,638(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,334,638(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,334,638(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.80%(2)

14.	Type of Reporting Person (See Instructions) HC, IN

(1)  The number of shares reported as beneficially owned is as of February 13, 2008.  Includes shares beneficially owned by Inland Investment Advisors, Inc., an indirect wholly-owned subsidiary of The Inland Group, Inc., through its management of the discretionary accounts of its clients.  Mr. Goodwin is the controlling shareholder of The Inland Group, Inc.

(2)  The percentage is calculated based on a total of 44,230,766 of the Issuer’s shares of common stock, par value $0.06 per share, outstanding as of November 2, 2007, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 7, 2007.

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the initial statement on Schedule 13D filed by Inland American Real Estate Trust, Inc., Inland Investment Advisors, Inc., Inland Real Estate Investment Corporation, The Inland Group, Inc. and Daniel L. Goodwin with the Securities and Exchange Commission on January 22, 2008 (the “Initial Statement” and, together with this Amendment No. 1, the “Schedule 13D”), in connection with the entry into a voting agreement with the Company pursuant to which the Company has agreed to waive the 9.9% ownership limitation in its articles of incorporation and allow Inland American, Advisers, IREIC and TIGI to acquire up to 14% of the Shares, subject to certain terms and conditions summarized in Item 6 below.  Capitalized terms used in this Amendment No. 1 without being defined herein have the meanings given to them in the Initial Statement.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following information:

To obtain a waiver of the 9.9% ownership limitation in the Company’s charter from the Company’s board, Inland American, IREIC, Adviser and TIGI have entered into a Voting Agreement with the Company, dated as of February 13, 2008 (the “Voting Agreement”).  The Voting Agreement is attached to this Schedule 13D as exhibit 7.4. The material terms of the Voting Agreement are summarized under Item 6 below.  Pursuant to the Voting Agreement, the Company has agreed to waive the 9.9% limit and generally, subject to certain terms and conditions to permit purchases of additional Shares by Inland American, Advisers, IREIC and TIGI such that they may acquire up to an additional 1,881,111 shares (the “Additional Shares”), provided that they may not own collectively more than 14% of the Company’s issued and outstanding Shares or voting securities.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following information:

The Company’s charter generally prohibits any person or group from owning more than 9.9% of the Company’s outstanding Shares, subject to a waiver of the limit that may be granted by the Company’s board of directors.  To obtain a waiver of the 9.9% ownership limitation, Inland American, IREIC, Adviser, TIGI have entered into a Voting Agreement with the Company, dated as of February 13, 2008.  This Voting Agreement is attached to this Schedule 13D as exhibit 7.4.

Pursuant to the Voting Agreement, the Company has agreed to waive the 9.9% limit for Inland American, Advisers, IREIC and TIGI and generally to permit purchases of additional Shares by them such that may acquire up to an additional 1,881,111 shares, provided, however that they may not own collectively more than 14% of the Company’s issued and outstanding Shares or voting securities.  However, if the number of outstanding voting securities is reduced for any reason, Inland American, Advisers, IREIC and TIGI will not be required to dispose of any of their holdings even if their beneficial ownership exceeds 14% of the outstanding voting securities.  If during the term of the Voting Agreement, Shares beneficially owned by Inland American, Advisers, TIGI and IREIC are sold, transferred or otherwise disposed of, then they may not reacquire any Shares above the greater of (i) their then existing ownership percentage of the Company or (ii) the existing 9.9% ownership limit.

The Voting Agreement grants certain officers of the Company named in the Voting Agreement a proxy to vote the Additional Shares, and Inland American, Advisers, IREIC and TIGI have agreed otherwise to cause the Additional Shares to be (a) voted in favor of any matters proposed by the Company’s board of directors and presented to the Company’s stockholders; (b) voted for all nominees for directors that have been nominated by the Company’s board of directors; (c) voted against any matters or nominees for directors not proposed by the Company’s board of directors and presented to the Company’s stockholders; and (d) duly represented, in person or by proxy, at each meeting of stockholders of the Company duly called by the Company’s board of directors.

Inland American, Advisers, IREIC and TIGI have also agreed under the Voting Agreement that they will not, without the prior consent of the Company’s board, (w) directly or indirectly or through any other person or entity, solicit proxies with respect to voting securities under any circumstance; or become a “participant” in any “election contest” relating to the election of directors of the Company (as such terms are used in Rule 14a-11 of Regulation 14A under the Securities Exchange Act); (x) deposit any voting securities in a voting trust, or subject any voting securities to a voting or similar agreement; (y) directly or indirectly or through or in conjunction with any other person or entity, engage in a tender or exchange offer for the Company’s voting securities made by any other person or entity without the prior approval of the Company, or engage in any proxy solicitation or any other activity with any other person or entity relating to the Company without the prior approval of the Company; or (z) become a member of a Section 13(d) group that is seeking to obtain or take control of the Company.

Each of the parties is entitled to specific performance under the Voting Agreement.  Unless terminated earlier by the written agreement of the parties, the Voting Agreement will terminate upon the earlier of (1) the sale or other disposition by Inland American, Advisers, IREIC and TIGI of all the Additional Shares, (ii) February 13, 2018 or (iii) any action by the Company’s board of directors to revoke the waiver.

Item 7.	Material to be Filed as Exhibits
Exhibit Number	Exhibit
7.3	Joint Filing Agreement with respect to this Amendment No. 1

7.4

Voting Agreement as of February 13, 2008 between Cedar Shopping Centers, Inc., a Maryland corporation, and Inland American Real Estate Trust, Inc., Inland Investment Advisors, Inc., Inland Real Estate Investment Corporation and The Inland Group, Inc.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2008	INLAND AMERICAN REAL ESTATE TRUST, INC.

/s/ Brenda G. Gujral
	Name:	Brenda G. Gujral
	Title:	President

Date: February 14, 2008	INLAND INVESTMENT ADVISORS, INC.

/s/ Roberta S. Matlin
	Name:	Roberta S. Matlin
	Title:	President

Date: February 14, 2008	INLAND REAL ESTATE INVESTMENT CORPORATION

/s/ Roberta S. Matlin
	Name:	Roberta S. Matlin
	Title:	Senior Vice President

Date: February 14, 2008	THE INLAND GROUP, INC.

/s/ Daniel L. Goodwin
	Name:	Daniel L. Goodwin
	Title:	President

Date: February 14, 2008

/s/ Daniel L. Goodwin
Daniel L. Goodwin